Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

RECEIVED
2008 DEC -3 A 10:51
OFFICE OF INTERNATIONAL
CORPORA [redacted]

08006128

SUPPL

24 November 2008

To: Australian Securities Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

NOTIFICATION OF SUBSTANTIAL SHAREHOLDING

As required under Listing Rule 3.19, the Company gives notice that it has become aware that Barclays Group became a substantial shareholder in Tabcorp Holdings Limited on 17 November 2008 with relevant interest in 26,947,198 ordinary shares representing 5.05% of the issued fully paid ordinary capital.

Section 4.3.20 of the Victorian Gambling Regulation Act prohibits an individual from having a voting power of more than 10% in Tabcorp Holdings Limited. Similar restrictions are contained in the Company's Constitution and certain agreements entered into with the New South Wales Casino Control Authority as well as the Queensland Office of Gaming Regulation. The Company may refuse to register any transfer of shares which would contravene these shareholding restrictions or require divestiture of the shares that cause an individual to exceed the shareholding restrictions.

PROCESSED
DEC 09 2008
THOMSON REUTERS

Dec 12/4

END